April 6, 2005



Mail Stop 0306

Christopher Miles
Wimax EU, LTD
356 Pine Avenue, Apt. 1
Pacific Grove, California 93950

Re:	Wimax EU, LTD
	Registration Statement on Form SB-2
	Filed March 16, 2005
	         File No. 333-123351
Dear Mr. Miles:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Throughout your document where you refer to "registering shares pursuant to" a stock option plan, please explain whether you are registering the sale of stock to Christopher Lee Miles, or the expected resale of his stock.
* If you are registering the resale of the shares underlying the options, please revise the registration fee table and the prospectus to clearly state that fact and that Mr. Miles` sales will be at the disclosed fix price until transactions in your securities are reported on the OTC Bulletin Board. Also, clarify in the appropriate section of your prospectus when you issued the option and the consideration you received for the option.
* If you are selling the original issuance of the shares to Mr. Miles, please explain how your transaction is consistent with section
5 of the Exchange Act since it appears that you began that offering before you filed the registration statement.
Cover Page
2. It appears as if there is some information missing in the first sentence prior to the number of shares you are offering in this prospectus and in the first sentence on page one when you describe the company`s former name, which you do not identify.
Our Company - Page 1
3. Please expand your description of your company here, including what it means to be in development stage. Include a brief description of the products/services you intend to provide, how your technology will work, the specific market you seek to address, and the status of your developments to date.
Terms of the Offering - Page 1
4. Clarify why you are registering this offering at this time and bearing the expenses of registration for the selling shareholders. Are you contractually obligated to do so?
Risk Factors
Our auditor has expressed substantial doubt - Page 2
5. Please explain the relevance to investors of your auditor expressing substantial doubt as to your ability to continue as a going concern. For example, does this make it harder for you to obtain additional financing, enter into contracts with suppliers or other specific difficulties?
Technological Advancements could bring added - Page 2
6. Please explain what your existing service offerings are, as it appears you do not currently offer services.
Our future success is dependent - Page 3
7. Please explain, if true, that Mr. Christopher Lee Miles is your sole employee.

Selling Shareholders - Page 6
8. Please tell us when each selling shareholder acquired the shares
offered, what consideration was provided for those shares, and when
the consideration was provided. If a selling shareholder acquired the shares in the past three years, disclose in your prospectus the information requested by the previous sentence; include (1) the nature of the services provided to the company by the various consultants who are selling stock in this offering and (2) the relationship of Mr. Miles` option to the repurchase agreement filed as an exhibit.
9. With a view toward disclosure, tell us how the other selling security holders are related to Mr. Miles.
10. Revise the last paragraph to clarify whether Mr. And Ms. Miles are broker dealers or affiliates of broker dealers. Also disclose the nature of any other relationships those individuals had with your company.
11. Please reconcile the number of shares in the third column of this
table with the number of shares in the fee table on the facing page
of your registration statement.
Directors, Executive Officers, Promoters and Control Persons -
Page 8
12. Please explain the duties Mr. Miles performed as CEO/Director of
Dorado Capital Ventures, as well as through his consulting
business
and Maxwell Media Marketing.
Security Ownership of Certain Beneficial Owners and Management -
Page
9
13. It appears as if the shares underlying the option granted to Mr.
Miles described in footnote 1 should be disclosed in the ownership table. Please revise or explain why this is not required.
14. Please explain why the company decided to issue this repurchase option for Mr. Miles shares. Please disclose this transaction in the
Certain Relationships section on Page 16.
15. Given the disclosure on pages 6 and 17, it is unclear why your beneficial ownership table does not include more 5% owners. Please revise or advise.
Description of Securities - Page 9
16. Reconcile the first paragraph, which implies that you only have authorized common stock, with the fourth paragraph that mentions preferred stock.
17. We note your reference to Delaware law. Clarify the applicability of this law given your disclosure that you are incorporated in Nevada.

Description of Business - Page 11
18. Please supplementally provide support for the statistics and studies you cite in paragraphs 4-6 on Page 11 and paragraphs 1-5 on
Page 13.
19. If you have not yet begun operations, tell us why it is appropriate to state in the second paragraph that you "offer" technology.
20. Please expand to explain what you mean when you describe any acquisitions you complete "will be accretive to existing shareholders."
21. Please expand to explain what you mean when you say your "financial pro-forma" indicates that the initial roll out can be accomplished and positive cash flow can be achieved with an initial investment of $2 million.  Does that include amounts already spent?
How much more money needs to be raised to reach that $2 million?
22. Please more completely explain the technology and operation of the products and services you intend to offer.
23. Describe with specificity the actions you have taken to date to
develop your operations, including the date that those actions occurred.
WiMAX wireless broadband internet - Page 12
24. Please explain why you believe it is "widely assumed" that Intel`s 802.16 technologies will eventually be the primary successor to broadband connectivity. Please describe the difference between WiMAX and other technologies including WiFi.
25. Clarify the nature of the interest that companies have
expressed
as mentioned in the first paragraph. It is unclear why these expressions have not yet resulted in agreements.
26. In the second to last paragraph on page 12, which is also contained in the summary, please revise to explain how the market you intend to serve and the technology you will use are already
developed
and proven. It is unclear from the paragraph how GSM cell phone systems in Europe, rather than the US would impact your business. Please provide support for your statements that existing European cellular providers are openly inviting the income by renting unused bandwidth and why you believe you will be able to rent such
bandwidth
from them.
27. Expand your statement that the U.S. is "only now converting to digital" to disclose with more specificity when the conversion began.
28. Clarify how the situation you describe in the last paragraph is
"unique."  Do these conditions not exist anywhere else?
Target Market - Page 13
29. You state that "the concept for unlimited dial-up service at a low fixed price simply doesn`t exist" and that many residential areas
"do not have the infrastructure necessary to provide quality broadband services" as well as "usually only have one provider and service can be spotty." Please supplementally provide support for these statements.
Operations - Page 14
30. Please explain the licensing requirements in the jurisdictions you intend to operate. Also disclose the portion of the market that does not require such licenses.
Employees - Page 15
31. Reconcile your statement that you have one full-time employee with your statement on page 4 that your CEO also operates another business.
Description of Property - Page 15
32. Clarify the nature of your facilities.  Is this a single office
in a commercial office complex?
Management Discussion and Analysis - Page 15
33. Revise to quantify the amounts you expect to spend related to:
* Recruiting new personnel
* Establishing a European headquarters
* Creating alliances, and
* Developing supplier relationships
You should also discuss how you intend to finance such
expenditures.
Related-Party Transactions - Page 16
34. Reconcile the appointment dates mentioned in the second
paragraph
with the dates mentioned in the paragraphs following the table on page 8.
35. Disclose the duration and nature of the services rendered in exchange for the securities mentioned in the second paragraph. Holders of Our Common Stock - Page 16
36. Disclose the nature and duration of the services provided under
the consulting and royalty agreements mentioned in this section.
37. File the waiver mentioned in the first paragraph on page 17. Executive Compensation - Page 18
38. You state that the amounts paid reflect amounts paid from the date of your inception to March 14, 2005, yet, Page F-11 of your financial statements states that in January of 2000, the company paid
$10,500 to certain officers and directors.  Please revise the table
to reflect these amounts.
39. Please provide the tables required by Regulation S-B Item
402(c)
and (d).
Item 304. Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure
40. We note that you did not include this item in your Form SB-2. Please amend to include the disclosures required by this item. Financial Statements - Page F-1
Report of Independent Registered Public Accounting Firm - Page F-2
41. We note that your auditors "audited the accompanying balance sheet of Wimax EU, ltd. as of December 31, 2004 and the related statements of operations, changes in shareholder`s deficiency and cash flows for year then ended..." It is unclear from the introductory paragraph whether your auditors audited your statement of operations or statement of cash flows for the year ended
December
31, 2003.   Please revise or advise.
Statements of Operations - Page F-4
42. We note from your executive compensation table on page 18 and from your description of property on page 16, that your officers and directors provide services and office space at no charge. If officers are contributing services and office space, it would appear that the contributed services should be valued and recorded. See SAB
Topic 1B.

Statements of Changes in Shareholder`s Equity - Page F-5
43. We note from your disclosure on page 17 that on October 1,
2004
you issued 1,000,000 shares to Eurotech Capital Ventures, Ltd. pursuant to a royalty agreement. Please tell us and disclose the significant terms of this agreement and how you accounted for and valued the shares issued. Cite the authoritative literature upon which you relied. As a related matter you should revise your MD&A to discuss this and any other material agreements.
44. We note from page 17 that you (a) approved a 10:1 stock split on
October 15, 2004 and (b) a 5:1 stock split for certain minority shareholders in February 2005. Please note that changes in your capital structure due to stock splits and dividends should be reflected retroactively in your financial statements. You should also include an appropriately cross-referenced note to disclose the retroactive treatment, explain the change made and state the date the change became effective. See SAB Topic 4:C. Since the split in February 2005 was a non-pro rata stock split, please tell us how you accounted for this stock split and why. Cite the accounting literature upon which you relied.
45. Please reconcile the disclosures on pages 16 - 17 with the disclosures in your financial statements including the notes to those statements. Reconcile as to dates, number of shares, price per share, and total type and amount of consideration received.
46. We note the discussion of your registration agreements on page
17. Please disclose the significant terms of your registration agreements in the notes to your financial statements. Tell us how you accounted for these agreements and why.
47. We note the disclosure on page 17 of your stock issuances of 3,000,000 shares in 2005. Please revise to discuss the significant terms of your stock issuances in 2005 and how you will account for those issuances. Supplementally explain your accounting and cite the accounting literature upon which you relied. See paragraph 41 of SFAS
128.
Statements of Cash Flows - Page F-6
48. Please reconcile the ending cash balance for the year ended December 31, 2004 with the ending cash balance for the period from October 14, 1999 to December 31, 2004.

Note B. Summary of Significant Accounting Policies - Page F-8
49. We note from page 9 that you have (a) an option issued to Mr. Miles for the purchase of 4,000,000 shares of your common stock at an exercise price of $0.50 per share and (b) an option to repurchase up
to 8,000,000 shares from Mr. Miles at $0.025 per share. Please revise
the notes to your financial statements to discuss the significant terms of these agreements and how you are accounting for them. Supplementally explain the basis for your accounting and cite the accounting literature upon which you relied. Provide all of the disclosures required by SFAS 123.
Part II - Item 25 Other Expenses of Issuance - Page II-1
50. Please reconcile the estimated expenses of $25,000 of this registration statement on Page 8 with the $37,500 described in Part
II of the registration statement.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any
proceeding
initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Eric Atallah at (202) 824-5266 or in his absence, Kaitlan Tillan at (202) 942-2861, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 824-5348 or me at (202) 824-
5697
with any other questions.

      Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Greg E. Jaclin, Esq.





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Christopher Miles
Wimax EU, LTD
April 6, 2005
Page 1